Mercedes-Benz Auto Lease Trust 2025-A
Investor Report

Amounts in USD

Dates

Collection Period No.	5	
Collection Period (from... to)	1-Sep-2025	30-Sep-2025
Determination Date	10-Oct-2025	
Record Date	14-Oct-2025	
Payment Date	15-Oct-2025	
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Sep-2025	15-Oct-2025 Actual/360 Days 30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Sep-2025	15-Oct-2025 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	232,580,000.00	93,365,084.94	67,404,893.08	25,960,191.86	111.618333	0.289814
Class A-2A Notes	315,320,000.00	315,320,000.00	315,320,000.00	0.00	0.000000	1.000000
Class A-2B Notes	175,000,000.00	175,000,000.00	175,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	490,320,000.00	490,320,000.00	490,320,000.00	0.00	0.000000	1.000000
Class A-4 Notes	78,880,000.00	78,880,000.00	78,880,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,292,100,000.00**	**1,152,885,084.94**	**1,126,924,893.08**	**25,960,191.86**		
Overcollateralization	167,905,892.46	189,800,766.02	189,800,766.02			
Total Securitization Value	**1,460,005,892.46**	**1,342,685,850.96**	**1,316,725,659.10**			
present value of lease payments	772,419,545.34	649,858,975.15	624,438,977.66			
present value of Base Residual Value	687,586,347.12	692,826,875.81	692,286,681.44			

	Amount	Percentage
Initial Overcollateralization Amount	167,905,892.46	11.50%
Target Overcollateralization Amount	189,800,766.02	13.00%
Current Overcollateralization Amount	189,800,766.02	13.00%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	25,960,191.86	111.618333
Class A-2A Notes	4.570000%	1,200,843.67	3.808333	1,200,843.67	3.808333
Class A-2B Notes	4.892080%	713,428.33	4.076733	713,428.33	4.076733
Class A-3 Notes	4.610000%	1,883,646.00	3.841667	1,883,646.00	3.841667
Class A-4 Notes	4.690000%	308,289.33	3.908333	308,289.33	3.908333
Total		**4,106,207.33**		**$30,066,399.19**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,387,005,597.84	1,269,685,556.34	1,243,725,364.48

Available 2025-A Collections

Lease Payments Received	27,387,264.64
Net Sales Proceeds-early terminations (incl Defaulted Leases)	11,499,335.69
Net Sales Proceeds-scheduled terminations	1,041,567.25
Excess wear and tear included in Net Sales Proceeds	5,723.04
Excess mileage included in Net Sales Proceeds	7,086.22
Subtotal	39,928,167.58
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	119,278.88
Total Available Collections	**40,047,446.46**

Distribution on the Exchange Note

(1) Total Servicing Fee	1,118,904.88
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (4.70%)	4,972,935.10
(3) Exchange Note Principal Distributable Amount	25,960,191.86
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	7,995,414.62
Total Distribution	**40,047,446.46**

Available Funds ABS Notes

Total Exchange Note Payments	30,933,126.96
Reserve Account Draw Amount	0.00
Total Available Funds	**30,933,126.96**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	4,106,207.33
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	25,960,191.86
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	866,727.77
Total Distribution	**30,933,126.96**

Amounts in USD

Distribution Detail			
	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,118,904.88	1,118,904.88	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	4,106,207.33	4,106,207.33	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	1,200,843.67	1,200,843.67	0.00
thereof on Class A-2B Notes	713,428.33	713,428.33	0.00
thereof on Class A-3 Notes	1,883,646.00	1,883,646.00	0.00
thereof on Class A-4 Notes	308,289.33	308,289.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	4,106,207.33	4,106,207.33	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	25,960,191.86	25,960,191.86	0.00
Principal Distribution Amount	25,960,191.86	25,960,191.86	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,650,014.73
Reserve Fund Amount - Beginning Balance	3,650,014.73
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	11,680.70
minus Net Investment Earnings	11,680.70
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,650,014.73
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	11,680.70
Net Investment Earnings on the Exchange Note	
Collection Account	107,598.18
Investment Earnings for the Collection Period	119,278.88

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,460,005,892.46	27,067
Securitization Value beginning of Collection Period	1,342,685,850.96	26,222
Principal portion of lease payments	14,873,629.81	
Terminations- Early	8,550,841.60	
Terminations- Scheduled	777,527.46	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,758,192.99	
Securitization Value end of Collection Period	1,316,725,659.10	26,006
Pool Factor	90.19%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.80%	10.80%
Weighted Average Remaining Term (months)	33.14	28.39
Weighted Average Seasoning (months)	7.23	11.92
Aggregate Base Residual Value	919,433,735.45	880,368,654.53
Cumulative Turn-in Ratio		31.76%
Proportion of base prepayment assumption realized life to date		191.61%
Actual lifetime prepayment speed		0.57%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,311,810,243.88	25,914	99.63%
31-60 Days Delinquent	3,763,622.39	70	0.29%
61-90 Days Delinquent	962,053.42	18	0.07%
91-120 Days Delinquent	189,739.41	4	0.01%
Total	1,316,725,659.10	26,006	100.00%

Delinquency Trigger	**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.087%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	1,450,091.93	32	6,943,585.54	136
Liquidation Proceeds	1,318,870.25		5,602,723.45	
Recoveries	338,231.48		965,391.40	
Principal Net Credit Loss / (Gain)	(207,009.80)		375,470.69	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.187)%
Prior Collection Period	0.219 %
Second Prior Collection Period	(0.144%)
Third Prior Collection Period	0.423 %
Four Month Average	0.078%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.026%

Average Net Credit Loss / (Gain)   2,760.81

Residual Loss	Current Amount	Current Number of Leases	Cumulative Amount	Cumulative Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	9,636,470.12	184	50,542,482.89	920
Sales Proceeds and Other Payments Received	10,733,155.61		56,017,226.07	
Residual Loss / (Gain)	(1,096,685.49)		(5,474,743.18)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.990)%
Prior Collection Period	(0.727%)
Second Prior Collection Period	(0.912%)
Third Prior Collection Period	(0.758%)
Four Month Average	(0.847)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.375)%

Average Residual Loss / (Gain)   (5,950.81)